Filed Pursuant to Rule 424(b)(3)
Registration No. 333-151632

SUPERFUND GOLD, L.P. – SERIES A-1, A-2 AND SERIES B-1, B-2 SUPPLEMENT
DATED APRIL 17, 2012 TO PROSPECTUS DATED MAY 13, 2011

MARCH 2012 PERFORMANCE UPDATE

	March 2012	Year to Date	Total NAV 03/31/12	NAV per Unit 03/31/12

Series A-1	-9.37%	1.02%	$13,020,205	$1,511.48
Series A-2	-9.22%	1.53%	$3,442,203	$1,650.46
Series B-1	-12.78%	-1.72%	$5,329,602	$1,220.19
Series B-2	-12.64%	-1.24%	$3,905,138	$1,284.85

          * All performance is reported net of fees and expenses

Fund results for March 2012:

          The Fund’s trading strategies produced disappointing returns in March as rapidly shifting macroeconomic factors led to trendless and choppy market conditions. The United States (“U.S”) economy sustained momentum, adding another 227,000 jobs for its best six-month streak since May of 2006. Retail sales climbed 1.1%, the most in five months, reflecting consumer confidence despite rising gas prices. In contrast, commodity-driven economies such as Australia felt the effects of reduced base-metal demand, while euro-zone gross domestic product unexpectedly contracted as the region struggles to contain its debt crisis. Crude oil declined as the impact of Iranian tensions receded when compared to slowing global demand and ample supplies. The Fund’s short-term strategies produced mixed to slightly negative results.

          The Fund’s allocation to currency markets yielded poor results in March. The U.S. dollar (+0.5%) advanced early as improvements in the U.S. economy and positive investor sentiment drove up equities and sent interest rates modestly higher. Later in the month Fed Chairman Bernanke reiterated his commitment to low interest rates, pressuring the U.S. dollar and erasing previous gains. The European Central Bank (“ECB”) continued to hold the line on interest rates, keeping its discount rate at 1%. The euro and British pound finished unchanged versus the U.S. dollar after declines of 2%. The Australian dollar (-4.4%) fell on weak GDP, an unexpected rise in unemployment, as well as softening commodity exports.

          The Fund’s bond exposure experienced losses during a turbulent March as U.S. and European bonds sold off precipitously only to rebound later in the month. Japanese Government Bonds (JGB) came under pressure as the Bank of Japan (“BOJ”) resisted calls to increase asset purchases beyond the 30 trillion yen committed at their February meeting. JGB yields rose to 1.056%, the highest since December 2011.

          The Fund experienced negative results in the global equity markets in March. European stocks fell sharply on euro-zone GDP contraction (-0.3%) before optimistic

U.S. data helped lift futures to 8-month highs. Markets quickly reversed on China’s shrinking economy and the possible need for further Greek debt restructuring. The FTSE (-2.1%), EOE (-1.2%), and Euro Stoxx (-4.5%) all finished lower. The Dow Jones (+1.2%) and S&P 500 (+2.5%) rose to four-year highs as the US added another 227,000 jobs. Asian shares were mostly lower, pressured by the slowdown in China. China’s H-Shares (-10.9%) sank on weaker-than-expected housing and auto data with stocks in Singapore (-1.1%), Taiwan (-2.5%), and India (-2.3%) also lower. The Nikkei (+1.5%) managed to gain as the BOJ continued to ease in an effort to boost growth and weaken the yen.

          The Fund’s grains positions experienced moderate losses for the month. Directionless trading led to losses in corn and wheat while trending soybeans benefited long soybean meal positions. The Fund’s exposure to the metals sectors generated moderate losses as precious metals declined on increasingly positive sentiment surrounding the stability of the global economy. The Fund’s allocation to money market futures also produced negative results. Short-rate price movement closely mirrored the volatility seen in longer-term maturities as central banks continued to hold overnight lending rates between 0 and 25 basis points. Although targeted rates are expected to remain near zero for an extended period, the strength of the equity rally precipitated a decline in global short-rate prices, negatively impacting the Fund’s long positions.

          The Fund’s perpetual long gold position underperformed in March as investors exited the precious metal in exchange for risk. The steady pace of upbeat economic reports in the U.S., including consumer spending and confidence, fed growing optimism over the stability of the world’s largest economy.

          Other market sectors, relative to those discussed above, did not have a substantial impact on the month’s overall performance.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

          This Supplement updates certain information contained in the Superfund Gold, L.P. Prospectus and Disclosure Document dated May 13, 2011 (the “Prospectus”). Except as updated hereby, all information in the Prospectus is current as of its date. All capitalized terms used in this Supplement have the same meaning as in the Prospectus unless specified otherwise. Prospective investors should review the contents of both this Supplement and the Prospectus carefully before deciding whether to invest in Superfund Gold, L.P.

THE RISKS YOU FACE

MF Global Exposure; Reserves Taken as a Result of such MF Global Exposure

          On October 31, 2011, MF Global reported to the SEC and CFTC possible deficiencies in customer segregated accounts held at the firm. As a result, the SEC and CFTC determined that a liquidation led by SIPC would be the safest and most prudent course of action to protect customer accounts and assets, and SIPC initiated the liquidation of MF Global under the Securities Investor Protection Act.

          The Fund held assets on deposit in accounts at MF Global as of October 31, 2011, the date that the liquidation proceedings commenced with respect to MF Global. As a result of such liquidation proceedings, customer accounts at MF Global were, and continue to be as of the date hereof, frozen, at least in part, including accounts belonging to the Fund. On November 2, 2011, the CFTC reported an estimated 11.6% shortfall in the customer segregated funds account of MF Global. On November 21, 2011, the SIPC liquidation Trustee announced that the shortfall in the customer segregated funds account could be as much as 22% or more. Following discussions with the Fund’s auditor, the General Partner caused the Fund to take a reserve to account for the Fund’s estimated exposure to such 22% shortfall as of October 31, 2011. The foregoing reserve was based upon information available at the time such reserve was taken and is in accordance with generally accepted accounting principles, although there can be no assurance that any actual shortfall will not be greater than the Trustee’s estimate (or that customer funds will not be located reducing the estimated shortfall). As additional information becomes available, additional reserves may be taken or prior reserves reversed, which will be accounted for in accordance with generally accepted accounting principles as of the time that such information is then available (and not as of the date that the liquidation proceedings commenced with respect to MF Global). As a result, all Limited Partners will participate in any future reserves taken (resulting in decreases in the Fund’s net asset value) or any reversal of prior reserves (resulting in increases in the Fund’s net asset value) to the extent that such Limited Partner holds Units at the time that such reserve is taken or reversed.

THE CLEARING BROKERS; ADMINISTRATION

          Under this heading, the following is added at the end of “— MF Global Inc.”:

          On October 31, 2011, MF Global reported to the SEC and CFTC possible deficiencies in customer segregated accounts held at the firm. As a result, the SEC and CFTC determined that a liquidation led by SIPC would be the safest and most prudent course of action to protect customer accounts and assets, and SIPC initiated the liquidation of MF Global under the Securities Investor Protection Act.

          As of October 31, 2011 approximately $337,000 of Series A-1 assets were still on deposit in an account(s) at MF Global. These assets represent approximately 2.2% of Series A-1’s net asset value of approximately $15.26 million as of October 31, 2011. The Series A-1 reserve taken reduced the net asset value by $74,147 as of October 31, 2011 (or approximately $8.52 per Series A-1 Unit).

          As of October 31, 2011 approximately $87,000 of Series A-2 assets were still on deposit in an account(s) at MF Global. These assets represent approximately 2.2% of

Series A-2’s net asset value of approximately $3.94 million as of October 31, 2011. The Series A-2 reserve taken reduced the net asset value by $19,084 as of October 31, 2011 (or approximately $9.21 per Series A-1 Unit).

          As of October 31, 2011 approximately $276,000 of Series B-1 assets were still on deposit in an account(s) at MF Global. These assets represent approximately 4.0% of Series B-1’s net asset value of approximately $6.93 million as of October 31, 2011. The Series B-1 reserve taken reduced the net asset value by $60,598 as of October 31, 2011 (or approximately $13.05 per Series B-1 Unit).

          As of October 31, 2011 approximately $186,000 of Series B-2 assets were still on deposit in an account(s) at MF Global. These assets represent approximately 4.0% of Series B-2’s net asset value of approximately $4.69 million as of October 31, 2011. The Series B-2 reserve taken reduced the net asset value by $40,923 as of October 31, 2011 (or approximately $13.63 per Series B-2 Unit).

          The General Partner does not believe that the MF Global liquidation will have a material impact on the ongoing trading operations of the Fund. However, because MF Global is still in the liquidation process as of today, further developments in the MF Global liquidation proceedings may have an impact on the ability of the Fund to:

•	satisfy redemption requests in the normal 20-day time period;
•	adequately value redemption requests in the ordinary timeframe;
•	accept new subscriptions and properly value the net asset value for new subscribers; and
•	provide for accurate valuation in the Fund’s account statements provided to Limited Partners.

Prospective investors are also cautioned that there can be no assurances:

•	that the Fund will have immediate access to any or all of its assets in accounts held at MF Global; and
•	as to the amount or value of those assets in the context of the bankruptcy.

          Prospective investors should also be aware that future actions involving MF Global may impact the Fund’s ability to value the portion of its assets held at MF Global and/or delay the payment of a Limited Partner’s pro rata share of such assets upon redemption.

          Effective October 31, 2011, MF Global is no longer a futures commission merchant for the Fund. ADM Investor Services, Inc., Barclays Capital Inc. and Rosenthal Collins Group, L.L.C continue to act as clearing brokers for the Fund.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT SUPPLEMENT.

Periodic Adjustments to the Series’ Dollar for Dollar Gold Position

Commencing November 1, 2011, Superfund Capital Management, Inc. began adjusting each Series’ dollar for dollar gold position periodically throughout the month to reflect profits and losses from the Series’ futures and forward trading activities and interest income, so as to maintain a long gold futures position with a notional, or face, value approximately equal to the Series’ net asset value throughout the month. These adjustments are in addition to the adjustments made to the dollar for dollar gold position by Superfund Capital Management at the beginning of each month to reflect additions to and redemptions of Series capital.

SUPERFUND GOLD, L.P. – SERIES A-1
MARCH 2012 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended March 31, 2012)

STATEMENT OF INCOME

MARCH 2012

Investment income, interest	$5

Expenses
Management fee	24,515
Ongoing offering expenses	—
Operating expenses	8,171
Selling commissions	21,791
Other expenses	230
Incentive fee	—
Brokerage commissions	28,818
Total expenses	83,525

Net investment gain (loss)	(83,520)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(209,784)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(1,052,998)

Net gain(loss) on investments	(1,262,782)

Net increase (decrease) in net assets from operations	$(1,346,303)

STATEMENT OF CHANGES IN NET ASSET VALUE

MARCH 2012

Net assets, beginning of period	$14,299,321

Net increase (decrease) in net assets from operations	(1,346,303)

Capital share transactions
Issuance of shares	191,684
Redemption of shares	(124,496)

Net increase(decrease) in net assets from capital share transactions	67,188

Net increase(decrease) in net assets	(1,279,115)

Net assets, end of period	$13,020,206

NAV Per Unit, end of period	$1,511.48

SUPERFUND GOLD, L.P. – SERIES A-2
MARCH 2012 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended March 31, 2012)

STATEMENT OF INCOME

MARCH 2012

Investment income, interest	$1

Expenses
Management fee	6,470
Ongoing offering expenses	—
Operating expenses	2,157
Other expenses	61
Incentive fee	—
Brokerage commissions	7,606
Total expenses	16,294

Net investment gain (loss)	(16,292)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(55,369)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(277,920)

Net gain(loss) on investments	(333,289)

Net increase (decrease) in net assets from operations	$(349,581)

STATEMENT OF CHANGES IN NET ASSET VALUE

MARCH 2012

Net assets, beginning of period	$3,775,284

Net increase (decrease) in net assets from operations	(349,581)

Capital share transactions
Issuance of shares	30,000
Redemption of shares	(13,500)

Net increase(decrease) in net assets from capital share transactions	16,500

Net increase(decrease) in net assets	(333,081)

Net assets, end of period	$3,442,203

NAV Per Unit, end of period	$1,650.46

SUPERFUND GOLD, L.P. – SERIES B-1
MARCH 2012 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended March 31, 2012)

STATEMENT OF INCOME

MARCH 2012

Investment income, interest	$(1)

Expenses
Management fee	10,035
Ongoing offering expenses	—
Operating expenses	3,345
Selling commissions	8,761
Other expenses	344
Incentive fee	—
Brokerage commissions	18,016
Total expenses	40,501

Net investment gain(loss)	(40,502)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(137,897)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(602,734)

Net gain(loss) on investments	(740,632)

Net increase (decrease) in net assets from operations	$(781,134)

STATEMENT OF CHANGE IN NET ASSET VALUE
MARCH 2012

Net assets, beginning of period	$6,173,097

Net increase (decrease) in net assets from operations	(781,134)

Capital share transactions
Issuance of shares	55,333
Redemption of shares	(117,694)

Net increase (decrease) in net assets from capital share transactions	(62,360)

Net increase(decrease) in net assets	(843,494)

Net assets, end of period	$5,329,602

NAV Per Unit, end of period	$1,220.19

SUPERFUND GOLD, L.P. – SERIES B-2
MARCH 2012 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended March 31, 2012)

STATEMENT OF INCOME

MARCH 2012

Investment income, interest	$(1)

Expenses
Management fee	7,340
Ongoing offering expenses	—
Operating expenses	2,447
Other expenses	252
Incentive fee	—
Brokerage commissions	13,179
Total expenses	23,219

Net investment gain(loss)	(23,220)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(100,875)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(440,914)

Net gain(loss) on investments	(541,789)

Net increase (decrease) in net assets from operations	$(565,009)

STATEMENT OF CHANGE IN NET ASSET VALUE

MARCH 2012

Net assets, beginning of period	$4,970,146

Net increase (decrease) in net assets from operations	(565,009)

Capital share transactions

Issuance of shares	0

Redemption of shares	(500,000)

Net increase (decrease) in net assets from capital share transactions	(500,000)

Net increase(decrease) in net assets	(1,065,009)

Net assets, end of period	$3,905,138

NAV Per Unit, end of period	$1,284.85

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/ Nigel James
Nigel James, President Superfund Capital Management, Inc. General Partner Superfund Gold, L.P.